UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

001-39289

(Commission File Number)

(Check one):	Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR ☐

For Period Ended: December 31, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Cano Health, Inc.

Full Name of Registrant

Former Name if Applicable: N/A

9725 NW 117th Avenue

Address of Principal Executive Office (Street and Number)

Miami, Florida 33178

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Cano Health, Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “2023 Form 10-K”). The Company is unable to file its 2023 Form 10-K with the U.S. Securities and Exchange Commission (the “SEC”) within the prescribed period without unreasonable effort or expense.

As previously disclosed in a Current Report on Form 8-K filed by the Company with the SEC on February 5, 2024, on February 4, 2024, the Company and certain of its direct and indirect subsidiaries (such subsidiaries, together with the Company, the “Debtors”) commenced filing voluntary petitions (the “Chapter 11 Cases”) in the U.S. Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) seeking relief under Chapter 11 of the U.S. Code (the “Bankruptcy Code”). The Chapter 11 Cases are being jointly administered under Case No. 24-10164. The Debtors continue to operate their business and manage their properties as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court.

In connection with preparing for the filing of the Chapter 11 Cases and thereafter, the Company has been principally engaged in addressing bankruptcy-related matters, negotiating with creditors and potential strategic partners, and reformulating its business strategy in an effort to emerge from bankruptcy. The Company’s management, including its financial, accounting and administrative personnel, has devoted substantially all of their time and attention to: (i) maintaining the Company’s ongoing operations, including developing and implementing its post-petition business strategy; (ii) securing adequate liquidity to support the Company’s ongoing operations, such as its debtor-in-possession financing facility; (iii) restructuring the Company’s financial obligations under the protection of the Bankruptcy Court; (iv) meeting the reporting requirements of the Company’s debtor-in-possession financing lenders, the Bankruptcy Court and the Bankruptcy Code; and (v) satisfying the Company’s obligations to other parties with interests in the Chapter 11 Cases.

The filing of the Chapter 11 Cases came at a time during which the Company’s year-end audit procedures would normally be conducted. As a result of the increased burdens placed upon the Company’s financial, accounting and administrative personnel and the diversion of the Company’s financial resources towards the efforts described above, the Company has been unable to timely complete the preparation of its 2023 Form 10-K. However, the Company has dedicated significant resources to completing the 2023 Form 10-K and is working diligently to complete the necessary work to file the 2023 Form 10-K as soon as practicable within the 15 calendar days of the prescribed due date, pursuant to Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Eladio Gil	855	226-6633
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For a discussion of certain of the Company’s unaudited financial results for the fiscal year ended December 31, 2023, please refer to the “Financial Overview” within Exhibit 99.1 attached to the Company’s Current Report on Form 8-K filed with the SEC on February 5, 2024. The 2023 Form 10-K is expected to include disclosure to express substantial doubt about the Company’s ability to continue as a going concern, including the effects of the Chapter 11 Cases, during the 12 months from the final filing date of the 2023 Form 10-K. The Company provides no assurance that there will be no changes from those results reported in the Company’s 2023 Form 10-K upon filing.

Cautionary Note on Forward-Looking Statements

This Form 12b-25 contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that involve significant risks and uncertainties about the Company, including, but not limited to, statements about the Company’s expectations regarding the timing of the filing of the 2023 Form 10-K and its results of operations, and the Company’s ability to continue as a going concern. These forward-looking statements are made as of the date hereof and are based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. The Company’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including, but not limited to, the timing and ultimate conclusions of the Company’s independent auditors regarding the audit of the Company’s financial statements. These and other potential risks and uncertainties that could cause actual results to differ from the results predicted are more fully detailed in the Company’s filings and reports with the SEC, including the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 and Quarterly Reports on Form 10-Q for each quarterly period during 2023, as well as other filings and reports that are filed by the Company from time to time with the SEC. You should consider these factors in evaluating the forward-looking statements included in this Form 12b-25 and not place undue reliance on such statements. The Company undertakes no obligation to update such statements as a result of new information, future events or otherwise, except as may be required by law.

The Company cautions that trading in the Company’s securities during the pendency of the Chapter 11 Cases is highly speculative and poses substantial risks. Trading prices for the Company’s securities may bear little or no relationship to the actual recovery, if any, by holders of the Company’s securities in the Chapter 11 Cases. Holders of shares of the Company’s Class A common stock could experience a complete loss on their investment, depending on the outcome of the Chapter 11 Cases.

Cano Health, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 18, 2024	By:	/s/ Eladio Gil
Eladio Gil
Interim Chief Financial Officer